UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20549 WASHINGTON, D.C.

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From              to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
As of December 31, 2022 and 2021 and for the Year Ended December 31, 2022

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Assets Available for Benefits	5
Statement of Changes in Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators
Extra Space Management, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2022, the related statement of changes in assets available for benefits for the year ended December 31, 2022, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2022, and the changes in assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Prior Period Financial Statements
The financial statements of the Plan as of December 31, 2021, were audited by other auditors whose report dated June 28, 2022, expressed an unqualified opinion on those statements.

Supplemental Information
The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2022 financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.

We have served as the Plan’s auditor since 2023.
/s/ Tanner LLC
Salt Lake City, Utah
June 28, 2023

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Extra Space Management, Inc. 401(k) Plan:
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WSRP, LLC
Salt Lake City, Utah
June 28, 2022
We served as the Plan's auditor from 2016 to 2022.

Extra Space Management, Inc. 401(k) Plan
Statements of Assets Available for Benefits

	December 31,
	2022	2021
Assets

Investments, at fair value:
Money market fund	$121	$—
Common collective trusts	4,331,760	3,524,074
Mutual funds	81,676,304	88,869,034
Extra Space Storage Inc. common stock	6,180,617	9,001,385

Total investments	92,188,802	101,394,493

Receivables:
Notes receivable from participants	2,140,753	2,025,019

Total receivables	2,140,753	2,025,019

Total assets available for benefits	$94,329,555	$103,419,512

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Statement of Changes in
Assets Available for Benefits

For the Year Ended
December 31, 2022
Additions:
Investment gains (losses):
Net depreciation in fair value of investments	$(23,100,518)

Interest and dividends	2,957,405

Total investment losses, net	(20,143,113)

Interest income from notes receivable from participants	100,769

Contributions:
Participants	10,836,455
Sponsor	5,082,360
Rollover	2,924,951

Total contributions	18,843,766

Total reductions	(1,198,578)

Deductions:
Benefits paid to participants	7,542,878
Administrative expenses	348,501

Total deductions	7,891,379

Decrease in assets available for benefits	(9,089,957)

Assets available for benefits:
Beginning of the year	103,419,512

End of the year	$94,329,555

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, adoption agreement, and summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 18. Employees are eligible after three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan (the “Plan Administrative Committee”). As of December 31, 2022, the Plan Administrative Committee was comprised of three members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor. Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period. Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, subject to the limitations of the Internal Revenue Code (IRC). The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions, subject to the limitations of the IRC. The Sponsor matches 100% of the first 3% of the participant’s eligible contribution and 50% of the next 2%. The Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employee’s compensation. Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participants may also contribute to the Plan amounts representing distributions from other qualified plans.

Participant Accounts

Each participant's account is adjusted for the participant’s contributions, the Sponsor’s matching contributions, expenses, and earnings and losses specifically identified with the participant’s investment account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years. The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

1.    DESCRIPTION OF PLAN - Continued

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account. Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events. The Trustee makes determinations related to hardship withdrawals. Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account. Accounts which are less than $1,000 are automatically distributed in a lump sum.

Forfeitures

As of December 31, 2022 and 2021, there was a balance in the forfeiture account related to unallocated amounts of excess employer contributions totaling $35,174 and $39,868, respectively. These amounts will be used to reduce employer contributions or pay administrative expenses of the Plan. During the year ended December 31, 2022, excess contributions totaled $1,387.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for loan processing fees, record keeping fees and the fees associated with additional participant services provided by Global Retirement Partners, LLC (“Advisor”). The fees associated with loan processing, record keeping and additional services by the Advisor are paid by the participant’s account. Total administrative fees paid by the Plan were $348,501 for the year ended December 31, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Sponsor, as directed by Participants. Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain of those key estimates include the fair value of investments.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

Money market funds: Valued at approximately one dollar per share. The administrator of the fund normally invests a majority of the fund's total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

Common collective trust: The Wilmington Trust Collective Investment Trust II (the "Wilmington Trust") is a common collective trust maintained by Wilmington Trust, N.A. (the "WTNA"), the trustee. WTNA generally determines the fair value of the Wilmington Trust units each day the New York Stock Exchange is open for trading. The NAV per unit is computed based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding at the time of such computation. The Trust has (1) no unfunded commitments, (2) a daily redemption frequency, and (3) a redemption notice period of up to 12 months as of December 31, 2022 and 2021.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: The Plan’s valuation methodology used to measure the fair value of common stocks was derived from quoted market prices as all of these instruments have active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently. Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest are reinvested as earned.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. As of December 31, 2022, outstanding loans totaled $2,140,753 with interest rates ranging from 4.25% to 8.00% and maturity dates ranging from January 2023 to September 2032. Fees related to notes receivable from participants are recorded as administrative expenses when incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2022 and 2021:

	Fair Value Measurement as of December 31, 2022
	Level 1	Level 2	Level 3	Fair Value as of December 31, 2022
Mutual funds	$81,676,304	$—	$—	$81,676,304
Common stock of Plan Sponsor	6,180,617	—	—	6,180,617
Money market	121	—	—	121
Investments at net asset value*	—	—	—	4,331,760
Total Investments				$92,188,802

	Fair Value Measurement as of December 31, 2021
	Level 1	Level 2	Level 3	Fair Value as of December 31, 2021
Mutual funds	$88,869,034	$—	$—	$88,869,034
Common stock of Plan Sponsor	9,001,385	—	—	9,001,385
Investments at net asset value*	—	—	—	3,524,074
Total Investments				$101,394,493

* The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Subsequent Events

The plan administrator has evaluated subsequent events through June 28, 2023, the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2022, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants. The Trustee is considered a party-in-interest because it manages the Plan’s assets. Participants are also considered parties-in-interest. Both of these transactions are considered exempt party-in-interest transactions.

Transactions associated with the shares of common stock of the Sponsor are also considered exempt party-in-interest transactions. As of December 31, 2022, the Plan held 41,971 shares of the Sponsor’s common stock. Total outstanding number of shares of common stock of the Sponsor as of December 31, 2022 was 133,921,020 shares.

During the year ended December 31, 2022, the Plan had the following transactions involving the Sponsor’s common stock:

2022
Shares purchased	7,273
Shares sold	4,984
Cost of shares purchased	$1,051,713
Net loss realized on shares sold	$(209,568)
Dividend income earned	$245,580

4. RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities. In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of assets available for benefits.

5. INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code. The plan administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. Plan management has concluded that as of December 31, 2022, there are no uncertain tax positions that require either recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. To the plan administrator’s knowledge there are currently no audits for any tax periods in progress.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

6. SECURE 2.0

In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. The provisions of SECURE 2.0 continue the themes and reforms that began with the 2019 CARES Act. Most of the provisions of SECURE 2.0 will become effective in 2024 and beyond. Therefore, there is no current impact to the Plan. Since the provisions include both required and optional elements, the Plan Administrator will determine the optional provisions to elect.

Extra Space Management, Inc. 401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2022
Employer Identification Number: 87-0405300
Plan Number: 001

(a)	(b)	(c)	(e)
Party in		Description
Interest	Identity of Issue	of Investment	Current Value

*	FID 500 INDEX	Mutual fund	$11,281,385
*	FID FDM IDX 2040 IPR	Mutual fund	6,796,859
*	FID FDM IDX 2045 IPR	Mutual fund	6,399,487
*	FID FDM IDX 2050 IPR	Mutual fund	6,200,854
*	EXTRA SPACE STOCK	Common stock	6,180,617
	ALGER CAP APPREC Z	Mutual fund	5,643,984
	J H ENTERPRISE N	Mutual fund	4,668,274
*	FID FDM IDX 2030 IPR	Mutual fund	4,360,339
*	FID FDM IDX 2055 IPR	Mutual fund	4,347,420
	WT G RETIRE INC F35	Common collective trusts	4,331,760
*	FID FDM IDX 2035 IPR	Mutual fund	4,085,633
	PGIM TOTAL RTN BD R6	Mutual fund	3,648,361
*	FID BALANCED	Mutual fund	3,247,933
	AF EUROPAC GROWTH R6	Mutual fund	3,042,938
	VICTORY S EST VAL R6	Mutual fund	2,392,057
	JPM EQUITY INCOME R6	Mutual fund	2,307,036
	CONESTOGA SM CAP IS	Mutual fund	2,225,462
*	FID FDM IDX 2060 IPR	Mutual fund	2,087,385
*	FID SM CAP IDX	Mutual fund	2,009,412
*	FID FDM IDX 2025 IPR	Mutual fund	1,980,288
*	FID FDM IDX 2020 IPR	Mutual fund	799,040
*	FID INTL INDEX	Mutual fund	788,198
*	FID FDM IDX 2015 IPR	Mutual fund	586,394
*	FID MID CAP IDX	Mutual fund	585,873
	PGIM ST CORP BOND R6	Mutual fund	579,806
	UM BEHAVIORAL VAL R6	Mutual fund	507,915
*	FID FDM IDX 2065 IPR	Mutual fund	371,090
	PIM COM REAL RET I	Mutual fund	260,596
	INVS DEVELOP MKT Y	Mutual fund	150,987
*	FID FDM IDX 2005 IPR	Mutual fund	123,256
*	FID FDM IDX 2010 IPR	Mutual fund	113,950
*	FID FDM IDX INC IPR	Mutual fund	84,092
	FID GOVT MMKT	Money market	121
*	Loans to participants, at cost, which approximates fair value, at interest rates of 4.25% to 8.00% and maturities ranging from January 2023 to September 2032.		2,140,753
			$94,329,555
* Denotes a party-in-interest as defined by ERISA.
Note: Column (d), cost, has been omitted as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 28, 2023	/s/ P. Scott Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)